SST-Technologies LLC
Operating Agreement
Page 35

SST-TECHNOLOGIES LLC
OPERATING AGREEMENT

OUTLINE

SST-TECHNOLOGIES, LLC
OPERATING AGREEMENT

This Operating Agreement ("Agreement") of SST-TECHNOLOGIES LLC, a New Mexico limited liability company (the "Company"), is among the Company and all of its Interest Holders. This Agreement will be effective as of May 15, 2018.

ARTICLE I
DEFINITIONS

For the purposes of this Agreement, unless the context clearly indicates otherwise, or as otherwise defined in this Agreement, the following terms when capitalized will have the following meanings:

Act.   The New Mexico Limited Liability Company Act (Sec. 53-19-1, et seq., NMSA, 1978), as the same may be amended from time to time.

Adjudication. Any litigation, proceeding, arbitration, hearing, or other process or procedure, by or before any court, administrative body, panel, or other Person having jurisdiction.

Agreement. This Operating Agreement of SST-TECHNOLOGIES, LLC, a New Mexico limited liability company (the "Company"), by and between the Company and the persons signing below.

Assignee. A transferee who holds a Company Interest but who has not been admitted to membership in the Company.

Award. A settlement, order, judgment, ruling, award, mandate or other decision, however denominated, resulting from a negotiation or Adjudication, which purports to Transfer or require the Transfer of all or a portion of an Interest.

Bona Fide Offer. An offer from a third party to acquire, by purchase or otherwise, an Interest, or a portion thereof, which the Offeror intends and proposes to accept, subject to the provisions of Article XIII.

Bona Fide Offer Notice. A written notice which states that a Bona Fide Offer has been received and which is accompanied by a true and accurate copy of the Bona Fide Offer and, to the extent any term or condition of the Bona Fide Offer is not embodied in written form, a complete description of that term or condition.

Capital Account. The account maintained for an Interest Holder in accordance with Article X.

Capital Contribution. Any contribution of Property or services to the Company made by or on behalf of an Interest Holder which the Company is obliged to, or otherwise does (whether or not recorded in Schedule 10.1), accept as a contribution to the Company's capital.

Company. SST-TECHNOLOGIES LLC, a New Mexico limited liability company.

Code. The Internal Revenue Code of 1986, as amended from time to time.

Company Interest. The rights of an Interest Holder to receive distributions and a return of capital and to participate in allocations of profits, losses, gains, deductions and credits of the Company, but not the right to vote or otherwise participate in management; provided such distribution, return, and participation, or any of them, is required by the Act or evidenced by written consent of the Manager.

Company Liability. Any debt, obligation or liability that is enforceable against the Company or secured by any Property of the Company.

Contributing Interest Holder. An Interest Holder who, pursuant to Section 10.3, makes a Capital Contribution as a result of the failure of a Delinquent Interest Holder to make a Capital Contribution required of him, her or it.

Default Interest Rate. A fluctuating annual interest rate equal to the Prime Rate as published by <u>The Wall Street Journal</u> from time to time, or its equivalent, plus two and one-half percent (2½%).

Delinquent Interest Holder. An Interest Holder who has failed, in whole or in part, to meet his, her or its obligation to make a Capital Contribution.

Improper Transfer. Any attempted or purported Transfer or Offer to Transfer of any Interest made or effected in disregard or violation of the provisions of this Agreement, including without limitation the provisions of Article XIII.

Incapacitated. Subject to or suffering an Incapacity.

Incapacity. A physical inability or unwillingness, lasting more than six months, to devote sufficient attention to matters that require his, her or its attention as an Interest Holder or Manager, or a mental inability or unwillingness, lasting more than three months, to understand and make prudent and justifiable decisions with respect to matters that require his, her or its attention as an Interest Holder or Manager; provided death shall not be considered an "Incapacity". A bona fide determination by an Interest Holder's or Manager's principal physician will create a rebuttable presumption that such Interest Holder or Manager is or is not Incapacitated.

Initial Manager. Spencer Trotter.

Initial Member. The Person or Persons referred to or designated in Section 7.1 or Schedule 7.1.

Insolvent. An Interest Holder who: (i) is the subject of an Adjudication, whether or not voluntary, that has been initiated in or before any court or governmental body having jurisdiction, alleging bankruptcy, insolvency or substantially equivalent financial disability; (ii) has failed or is unable to satisfy his, her or its debts or obligations as they become due; (iii) has made an assignment for the benefit of his, her or its creditors; (iv) has filed a pleading, or is the subject of a pleading, not dismissed within 90 days and seeking his, her or its own reorganization, arrangement, composition, adjustment, liquidation, dissolution or similar relief under any law or regulation; or (v) has sought, consented to, suffered or otherwise been subject to the appointment of a trustee, receiver or liquidator for himself, herself or itself or all or a substantial part of his, her or its assets or financial or business affairs.

Interest. Any interest of any kind in the Company or in any interest in the Company, including but not limited to all or any portion of a Company Interest or Membership Interest, or an interest of any kind in a Company Interest or Membership Interest.

Interest Holder. Any Person holding an Interest in the Company, including without limitation a Member, a holder of a Company Interest, or an Assignee.

Internal Price. The price determined pursuant to Section 13.9.

Involuntary Offer Notice.   A written notice given pursuant to Article XIII which states that an Interest Holder has died or become Insolvent, or that his, her or its Interest has become encumbered.

Manager. The Person or Persons designated to manage the affairs of the Company, including the Initial Member until the end of his term, and his, her, its, or their replacements or successors.

Marital Property Division. A Transfer incident or related to dissolution of marriage or a separation of the parties to a marriage.

Member. Any Initial Member and any other Person holding a Membership Interest in the Company, provided the term shall not include any persons who has dissociated.

Membership Interest. A Company Interest, together with all other rights and interests of a Member as set forth in this Agreement, including without limitation the right to vote.

Offeror. Any Interest Holder, or other person or entity who is (i) entitled, authorized or required to Transfer, (ii) desires to Transfer, (iii) offers to Transfer, (iv) purports to Transfer, or (v) receives a Bona Fide Offer, with respect to an Interest.

Offer to Transfer. When used as a verb, to offer to Transfer. When used as a noun, an offer to Transfer.

Offered Interest. That portion of an Interest owned by or subject to the control of the Offeror which he, she or it desires to Transfer, provided in the case of a Marital Property Division or an Award, it will mean only that portion of the Interest that purportedly is Transferred or required to be Transferred to or for the benefit of someone other than the Interest Holder.

Offer Notice. A written notice which states that the Offeror intends to and does offer to sell the Offered Interest to the Company and the Interest Holders pursuant to any provision of this Agreement, including without limitation the provisions of Article XIII.

Person. A human being, trust, estate, association, organization, corporation, limited liability company or other entity of any sort.

Permitted Transfer. Any Offer to Transfer or Transfer described in Section 13.3.

Permitted Transferee. In the case of any transfer by an Interest Holder to secure a debt of the Company or of any existing Member: any Person specifically authorized by the Manager. In the case of any transfer by an Interest Holder, regardless of what type of Person he, she or it is: any Member. In the case of any transfer by an Interest Holder who is a human being: the Interest Holder's parents, siblings, spouse, children or grandchildren (in each case, natural or adopted) or any of them; any trust for the sole benefit of the Interest Holder, or his or her parents, siblings, spouse, children or grandchildren (in each case, natural or adopted) or any of them; any corporation, limited liability company, partnership or other legal entity in which the Interest Holder, either alone or with his or her parents, siblings, spouse, children or grandchildren (in each case natural or adopted) or any of them, or any trust for the benefit of such persons, is the direct and beneficial owner of all of the equity interest. In the case of any transfer by or on behalf of an Interest Holder who was a human being who has died or who is Incapacitated: his or her personal representative, executor, administrator, conservator or guardian. In the case of any Interest Holder that is a partnership, limited liability partnership or limited liability company: the Interest Holder's general partners or members. In the case of any Interest Holder that is a corporation: the beneficial owner of an absolute majority in interest of such corporation.

Property. Any property, real or personal, tangible or intangible, including without limitation money, and any legal or equitable right, title or interest in such property.

Purchase. To purchase, accept, take or otherwise receive a Transfer.

State. The State of New Mexico.

Transfer. When used as a verb: to give, grant, transfer, assign, distribute, sell, lease, trade, bequeath, dispose pursuant to the laws of intestate succession, bail, award, allocate, divide, pledge, hypothecate, or otherwise dispose of or encumber, or suffer the disposition or encumbrance, directly or indirectly, whether voluntarily or involuntarily, and whether or not pursuant to an Award, and, in the case of an entity, to effect, permit or experience, directly or indirectly, any change in ownership, control or beneficial enjoyment of or with respect to the entity. When used as a noun: a gift, grant, transfer, assignment, sale, lease, trade, bequest, disposition pursuant to the laws of intestate succession, bailment, award, allocation, division, pledge, hypothecation, or other disposition or encumbrance, directly or indirectly, whether voluntarily or involuntarily, and whether or not pursuant to an Award, and, in the case of an entity, any change, direct or indirect, in ownership, control or entitlement to beneficial enjoyment of or with respect to the entity.

Unit. A measure of the Interest of an Interest Holder determined pursuant to Section 8.2.

Votes. Those votes allocated to the Membership Interest of a Member that have not been reallocated, cancelled or suspended.

ARTICLE II
FORMATION AND NAME

The Company has been formed as a New Mexico limited liability company pursuant to the provisions of the Act. The name of the Company is SST-TECHNOLOGIES LLC and all business of the Company will be conducted under that name or such other name as the Manager may designate from time to time.

ARTICLE III
DURATION, EFFECTIVENESS

3.1   Duration. The Company's duration will be perpetual. Should the Company dissolve and wind up its affairs, it will do so in accordance with the Act and this Agreement.

3.2   Effectiveness. This Agreement will become effective and binding as of the date specified in the initial paragraph of this Agreement.

3.3   Articles of Organization. Execution of this Agreement by an Interest Holder constitutes an acknowledgement that he, she or it also has reviewed and approved the Company's Articles of Organization.

ARTICLE IV
PRINCIPAL OFFICE, REGISTERED AGENT AND OFFICE

4.1   Principal Office. The principal office of the Company will be located at 108 Canyon View Court, NE, Albuquerque, NM 87123, or at such other place as the Manager may designate by written notice to the Interest Holders.

4.2   Registered Agent and Registered Office. The Registered Office of the Company will be 108 Canyon View Court, NE, Albuquerque, New Mexico 87123 and the Registered Agent for service of process at that address will be Spencer Trotter. The Manager may, from time to time, change the Registered Agent or Registered Office through appropriate filings in accordance with the Act. In the event the Registered Agent ceases to act as such for any reason or the Registered Office changes, the Manager promptly will designate a replacement Registered Agent or file a notice of change of address, as the case may be.

4.3   Notice to Manager. The Registered Agent will furnish copies of all communications and notices received by him, her or it to the Manager.

ARTICLE V
NATURE OF BUSINESS

The Principal Business of the Company is to design and manufacture for sale portable, solar refrigerators. In addition, the Company may transact and carry on all and every other business and purpose lawful for limited liability companies organized under the Act, and may exercise all and every lawful act and power which may be necessary, incident or convenient to the Principal Business or any other business or purpose acknowledged or permitted hereunder.

ARTICLE VI
RECORDS, REPORTS, CONFIDENTIAL INFORMATION AND ACCOUNTS

6.1   Records to be Maintained. The Company will maintain at the Principal Office the following records.

6.1.1   A list containing the full name and last known mailing address of all current and former Interest Holders and Managers.

6.1.2   A copy of the Articles of Organization and each amendment or restatement of the Articles of Organization, together with executed copies of any powers of attorney pursuant to which the Articles of Organization or any amendments or restatements have been executed.

6.1.3   A copy of this and every prior Operating Agreement, and each amendment or restatement of any such Operating Agreements, together with executed copies of any powers of attorney pursuant to which any Operating Agreement, amendment or restatement has been executed.

6.1.4   A copy of each of the Company's federal, state and local income tax returns and financial statements for the three most recent years, or, if such returns or financial statements were not prepared for any reason, copies of the information and statements necessary to enable the Interest Holders to prepare their own federal, state and local tax returns for such periods.

6.1.5   (a)   A current statement of the Capital Contributions made by each Interest Holder specifying the amount of cash and the agreed value of any property contributed by or on behalf of the Interest Holder and received by the Company, and the agreed value of services that each Interest Holder has rendered to the Company as a Capital Contribution;

(b)   a statement of the cash, property and services that each Interest Holder has agreed to contribute or render to the Company in the future, and of the principal balance outstanding under any promissory note payable in respect of a Capital Contribution, and of the amount of the Capital Contribution with which each such Interest Holder will be credited upon receipt by the Company of such cash, property, services or note payments, or any part thereof; and

(c)   a statement of the times at which additional contributions to or withdrawals from capital to which the Company and Interest Holders have agreed, if any, are to occur.

6.1.6   Documents or any other writings required to be maintained at the Principal Office or made available to Interest Holders by the Articles of Organization, this Operating Agreement, the Act, or any other applicable law.

6.2   Reports to Interest Holders.

6.2.1   The Manager will prepare and furnish to each Interest Holder, annually, a copy of the Company's tax return, and the Interest Holder's I.R.S. Form K-1 for the prior calendar year, if any.

6.2.2 As soon as practicable each year, the Manager will provide all Interest Holders with information required under the Code to be provided to them to enable them to include the proportionate shares of the tax results of the Company's operations in their individual tax returns.

6.3 **Confidential Information**. "Confidential Information" means any and all material or information, whether written, oral, electronic, or otherwise embodied, and however communicated, relating to the Company, including without limitation material or information relating to the Company's structure, finances, operations, business strategies, customers, suppliers, methods, techniques, trade secrets, technology, patents, software, object code, source code, software, products, services, assets, liabilities, activities, plans, contracts and Interest Holders. Confidential Information does not include material or information which is (i) publicly available, unless as a result of disclosure by a Manager or Interest Holder; (ii) generally known in the industries in which the Company engages; or (iii) required to be disclosed by law or regulation, provided that the Manager or Interest Holder subject to the disclosure requirement promptly notifies the Company of the requirement and thereafter cooperates reasonably with the Company in seeking any available confidentiality protection with respect to the required disclosure. The Manager and Interest Holders will hold all Confidential Information in strict and absolute confidence, shall not reveal or disclose any portion of the Confidential Information except to other Managers, Interest Holders, officers, employees, agents, lenders, professional advisors and consultants, and to third parties (including governmental or regulatory agencies) to the extent necessary or customary for the conduct of the Company's business. Upon the assignment of his, her or its right, title or interest in and to the Company, or his, her or its dissociation from the Company, an Interest Holder will deliver to the Company all Confidential Information, and all copies or reproductions thereof, regardless of the media, form or manner in which recorded or embodied, and will not retain any copies, reproductions or embodiments of the Confidential Information. The obligations of a Manager or Interest Holder under this Section 6.3 shall remain in effect in perpetuity, notwithstanding the return of the Confidential Information to the Company pursuant to the preceding sentence. Each Manager and Interest Holder acknowledges and agrees that: (i) the provisions of this Section 6.3 are essential to the Company, (ii) the Confidential Information is highly sensitive, (iii) the unauthorized use or disclosure of the Confidential Information or the breach of the provisions of this Section 6.3 will cause irreparable damage to the Company, and (iv) such damage will not be susceptible to adequate or complete remedy by an award of damages. In addition to such other remedies as are provided by law, the Company will be entitled to appropriate injunctive relief against any Manager, Member or Interest Holder, if she, he or it breaches or threatens or attempts to breach any provision of this Section 6.3. The Company will be entitled to recover from any Manager, Member or Interest Holder who breaches or threatens or attempts to breach any provisionof this Section 6.3, all costs and expenses which the Company may pay or incur in enforcing or protecting its rights under this Section 6.3, including without limitation reasonable attorney's fees.

6.4 **Accounts**. The Manager will maintain a record of the Capital Account of each Interest Holder in accordance with the requirements of this Operating Agreement.

ARTICLE VII
MEMBERS

7.1 **Initial Member**. The name and address of the Initial Member are set forth in Schedule 7.1, attached.

7.2. **Additional Member**. A Person shall be admitted as a Member with the consent of Members having Membership Interests to which are allocated sixty seven percent (67%) of the Votes.

7.3 **Holders of Company Interest not Members**. An Interest Holder holding only a Company Interest shall be entitled to receive distributions and a return of capital and to be allocated those items of income, gain, loss, deduction and credit attributable to that portion of the Company Interest which he, she, or it holds, but only to the extent that such distribution, return, and allocation, or any of them, is required by the Act, the Internal Revenue Code, or is evidenced by written consent of the Manager. An Interest Holder holding only a Company Interest shall not be a Member and shall not be entitled to the rights and duties of a Member.

ARTICLE VIII
RIGHTS AND DUTIES OF MEMBERS

8.1   Voting Rights.

8.1.1   Votes Allocated to Members Only. Except to the extent otherwise provided herein, each Member will have, and may cast with respect to each matter submitted to the Members for a vote, the number of Votes allocated to his, her or its Membership Interest by or pursuant to this Agreement. Only Members will have, and only Members may cast, one or more Votes. An Interest Holder who is not a Member will have no Votes, and may not cast one or more Votes with respect to any matter submitted to the Members for a vote.

8.1.2   Initial Allocation of Votes. The number of Votes initially allocated to the Membership Interest of each Initial Member is shown on Schedule 8.1.2.

8.1.3   Allocation of Votes Upon Transfer from Member to Current Member. The number of Votes allocated to the Membership Interest of a Member (the "Transferee Member") to whom is Transferred all or a portion of the Membership Interest (the "Transferred Interest") of another Member (the "Transferor Member") will be increased, and the number of Votes allocated to the Membership Interest of the Transferor Member will be decreased, as set forth in Sections 8.1.3.1 and 8.1.3.2, provided the Transfer is not subject to, or is effected pursuant to and in accord with, the requirements of Article XIII.

8.1.3.1   Transfer of Entire Membership Interest. If the Transferred Interest is the entire Membership Interest of the Transferor Member, then, following a valid Transfer, (i) the number of Votes allocated to the Membership Interest of the Transferee Member will be increased by the number of Votes allocated to the entire Membership Interest of the Transferor Member immediately before the transfer, and (ii) the number of Votes allocated to the Membership Interest of the Transferor Member will be reduced to zero, with the result that the Transferor Member will have no right to vote or otherwise to participate in the management or control of the Company. For example: if the number of Votes allocated to the Membership Interest of the Transferor Member is 100, the number of Votes allocated to the Membership Interest of the Transferee Member is 0, and the Transferor Member Transfers his, her or its entire Membership Interest, then, following the Transfer, (i) the number of Votes allocated to the Membership Interest of the Transferee Member will be increased by 100, to 100, and (ii) the number of Votes allocated to the Membership Interest of the Transferor Member will be reduced by 100, to zero.

8.1.3.2 Transfer of Less Than Entire Membership Interest. If the Transferred Interest is less than the entire Membership Interest of the Transferor Member, but is intended by the parties to the Transfer to include voting rights, then, following a valid Transfer, (i) the number of Votes allocated to the Membership Interest of the Transferee Member will be increased by the number of Votes equal to (x) the number of Votes allocated to the entire Membership Interest of the Transferor Member immediately before the Transfer multiplied by (y) a fraction equal to that portion of the entire Membership Interest of the Transferor Member represented by the Transferred Interest, and (ii) the number of Votes allocated to Membership Interest retained by the Transferor Member will be reduced by the number of Votes by which the Votes allocated to the Membership Interest of the Transferee Member has been increased pursuant to the foregoing clause (i). For example: if the number of Votes allocated to Membership Interest of the Transferor Member is 100, the number of Votes allocated to the Membership Interest of the Transferee Member is 0, and the Transferor Member Transfers one quarter of his or her Membership Interest, then, following the Transfer, (i) the number of Votes allocated to the Membership Interest of the Transferee Member will be increased by 25, to 25, and (ii) the number of Votes allocated to the Membership Interest of the Transferor Member will be reduced by 25, to 75.

8.1.4   Allocation of Votes Upon Transfer from Member to New

Member. The number of Votes allocated to the Membership Interest of an Assignee (the "Assignee") who is admitted as a Member coincidentally with or after the Transfer of all or a portion of the Membership Interest (the "Transferred Interest") of another Member (the "Transferor Member") will be determined and the number of Votes allocated to the Membership Interest of the Transferor Member will be decreased, as set forth in Sections 8.1.4.1 and 8.1.4.2, provided the Transfer is not subject to, or is effected pursuant to and in accord with, the requirements of Article XIII.

8.1.4.1 Transfer of Entire Membership Interest. If the Interest transferred to an Assignee who is admitted as a Member coincidentally with or after the

Transfer is intended to consist of the entire Membership Interest of the Transferor Member, then, following a valid Transfer, the number of Votes allocated to the Membership Interest of the Assignee will be that number proposed by the Manager if and to the extent approved by the vote of Members having Membership Interests to which are allocated fifty one percent (51%) of the Votes, provided that the Manager will not propose and the Members will not approve a number of Votes greater than the number of votes allocated to the entire Membership Interest of the Transferor Member immediately before the Transfer. Whether or not the Assignee is admitted as a Member, and regardless of the number of Votes allocated to any Membership Interest of an Assignee who may be admitted as a Member, following a Transfer intended to convey the entire Membership Interest of the Transferor Member, the number of Votes allocated to the Membership Interest of the Transferor Member will be reduced to zero, with the result that the Transferor Member will have no right to vote or otherwise to participate in the management or control of the Company. For example: if the entire Membership Interest of the Transferor Member is intended to be transferred and the number of Votes allocated to the Membership Interest of the Transferor Member is 100, the maximum number of Votes that may be proposed or allocated to the Membership Interest of an Assignee who is admitted as a Member will be 100. Continuing with the example: if the Manager propose and the Members approve the allocation of 25 Votes to the Membership Interest of an Assignee who is admitted as a Member, the number of Votes allocated to the Membership Interest of that Assignee will be 25 and the number of Votes allocated to the Membership Interest of the Transferor Member will be reduced to zero. By way of further example: if the Manager propose and the Members approve the allocation of 100 Votes to the Membership Interest of an Assignee who is admitted as a Member, the number of Votes allocated to the Membership Interest of that Assignee will be 100 and the number of Votes allocated to the Membership Interest of the Transferor Member will be reduced to zero.

8.1.4.2 Transfer of Less Than Entire Membership Interest. If the Interest transferred to the Assignee who is admitted as a Member coincidentally with or after the Transfer is intended to consist of less than the entire Membership Interest of the Transferor Member, but is intended by the parties thereto to include voting rights, then, following a valid Transfer, the number of Votes allocated to the Membership Interest of the Assignee will be that number proposed by the Manager if and to the extent approved by the vote of Members having Membership Interests to which are allocated fifty one percent (51%) of the Votes, provided that the Manager will not propose and the Members will not approve a number of Votes greater than (x) the number of Votes allocated to the entire Membership Interest of the Transferor Member immediately before the Transfer multiplied by (y) a fraction equal to the percentage of the entire Membership Interest of the Transferor Member represented by the Interest intended to be transferred to the Assignee. Whether or not the Assignee is admitted as a Member and regardless of the number of Votes allocated to the Membership Interest of an Assignee who may be admitted as a Member, following a transfer intended to convey less than the entire Membership Interest of the Transferor Member, the number of Votes allocated to that portion of the Membership Interest retained by the Transferor Member will be reduced by the maximum number of Votes that could be proposed by the Manager and approved by the Members pursuant to the preceding sentence. For example: if 25% of the entire Membership Interest of the Transferor Member is intended to be transferred and the number of Votes allocated to Membership Interest of the Transferor Member is 100, the maximum number of Votes that may be proposed or allocated to the Membership Interest of an Assignee who is admitted as a Member will be 25 and the number of Votes allocated to the Membership Interest of the Transferor Member will be reduced by 25, to 75. Further: if the Manager thereafter propose and the Members thereafter approve the allocation of 25 Votes to the Membership Interest of another Assignee who is admitted as a Member, the number of Votes allocated to the Membership Interest of that other Assignee will be 25 and the number of Votes allocated to the Membership Interest of the Transferor Member will be reduced by 25, to 50. Further: if the Manager then propose and the Members then approve the allocation of 25 Votes to the Membership Interest of a third Assignee who is admitted as a Member, the number of Votes allocated to the Membership Interest of that third

Assignee will be 25 and the number of Votes allocated to the Membership Interest of the Transferor Member will be reduced by 25, to 25.

8.1.5 Allocation of Votes in Absence of Transfer. The number of Votes allocated to a new Membership Interest which does not result from the Transfer to the Member of all or a portion of a previously existing Membership Interest will be that number allocated by the Members in accord with Section 8.1.6. For example: if the Members authorize the grant to a Person of a new Membership Interest, and that grant does not result from the Transfer to that Person of all or a portion of a previously existing Membership Interest, and the Members (acting in accord with Section 8.1.6) allocate 25 Votes to the new Membership Interest, and if there are then three other existing Membership Interests to which are allocated 25 Votes each, then, upon the effectuation of that grant, the number of Votes allocated to the new Membership Interest will be 25, and the number of Votes allocated to the three other existing Membership Interests will remain unchanged, at 25 each.

8.1.6 Required Vote of Members. The consent of Members having Membership Interests to which are allocated a majority of the Votes will constitute the act of the Members, except, however, the following will not constitue the act of the Members without the consent of Members having Membership Interests to which are allocated sixty seven percent (67%) of the Votes: amendments to the Articles of Organization; amendments to this Operating Agreement; admission of a Person to membership in the Company; allocation of Votes to a new Membership Interest which does not result from the transfer of all or a portion of a previously existing Membership Interest; removal of a Manager; selection of a successor or additional Manager; incurring or assumption of debt; imposition of additional capital contributions; the sale, transfer or other disposition of all or substantially all of the assets of the Company; the merger, reorganization, consolidation or dissolution of the Company; any action which would materially change, or result in a material change in, the Principal Business of the Company; modification of the amount or nature of the compensation of the Manager; any act, omission, transaction or occurrence which would have the same result as any of the foregoing; and any other matter referred to in this Agreement as requiring the vote of Members having Membership Interests to which are allocated sixty seven percent (67%) of the Votes. Moreover, to the extent otherwise specified in this Agreement, no other act or omission will be done or permitted to occur without the consent of Members having Membership Interests to which are allocated any applicable and required percentage of the Votes.

8.1.7 Meetings: Call, Notice, Quorum, Mode of Participation, Consent, Statement of Results. Meetings of the Members may be held upon the call of the Manager or of Members having Membership Interests to which are allocated thirty-three percent (33%) of the Votes. The Manager or Members calling the meeting shall provide written notice to all Members at their physical or email addresses on file with the Company no less than five (5) days in advance of the meeting, which notice will specifiy the date, time, place and purpose of the meeting, and the identity of the Manager or Members calling the meeting. Notice will be deemed given upon actual receipt; provided, if notice is given by email, it also will be deemed given upon confirmation of receipt by the recipient; provided further, if notice is given by certified mail, return receipt requested or by FEDEX or other national courier, it also will be deemed given upon the date of first attempted delivery to the proper address on a business day in the jurisdiction of attempted delivery. For purposes of determining whether a quorum is present, Members having Membership Interests to which are allocated fifty-one percent (51%) of the Votes must be present; provided that Members may participate in a Meeting solely for the purpose of objecting to the adequacy of the notice, in which case the Votes allocated to the Membership Interests of the objecting Members will not be counted for purposes of determining whether Members having sufficient Membership Interests are present. Members may participate in meetings in person, by proxy or by telecommunications media which permit effective and simultaneous communication by and among all Members desiring to participate. At any meeting at which a quorum is present, Members may vote by show of hands or written ballot, provided that the Manager (or some other person appointed by the Manager or Members) shall make and file with the Company a physical record of all votes so taken. Notwithstanding the foregoing, any action required or permitted to be taken by vote of the Members may be taken without a meeting, and will be deemed to have been taken and to be valid and binding, if Members having Membership Interests to which are allocated the required percentage of the Votes consent to the action in writing, by fax, email, or any other verifiable method; provided that the Manager (or some other person appointed by the Manager or Members) shall preserve the documentary evidence of the vote and make and file with the Company a physical record of all votes so taken. As soon as reasonably practicable after each meeting or vote, the Manager (or, if there is no Manager, some other person appointed by the Members) shall provide to each Interest Holder a statement identifying the subject matter of each vote taken and the results of each vote, including without limit a tabulation identifying the number of Votes cast for and against and the number of Votes withheld or not cast. Upon reasonable notice and at reasonable times, each Member shall be entitled to examine the documentary evidence and other physical record related to each vote taken at or without a meeting.

8.1.8   Votes and Units Do Not Necessarily Correspond. The number of Votes allocated to the Membership Interest held by a Member will not necessarily correspond with the number of Units allocated to the Interest of that Member.

8.2   Units.

8.2.1   Allocation of Units. Each Interest Holder will have the Units allocated to his, her or its Interest pursuant to this Agreement.

8.2.2   Initial Allocation of Units. The Units initially allocated to the Interest of each Initial Member is shown on Schedule 8.2.2.

8.2.3   Allocation of Units Upon Transfer. The Units allocated to the Interest of an Interest Holder (the "Transferee") to whom is Transferred all or a portion of the Interest (the "Transferred Interest") of another Interest Holder (the "Transferor") will be established or increased, and the Units allocated to the Interest of the Transferor will be decreased, as follows, provided the Transfer is not subject to, or is effected pursuant to and in accord with, the requirements of Article XIII.

8.2.3.1 Transfer of Entire Interest. If the Transferred Interest is the entire Interest of the Transferor, then, following the Transfer, (i) all of the Units allocated to the Transferred Interest immediately before the Transfer will be allocated to the Interest of the Transferee, and (ii) the Transferor will have no remaining Units. For example: if the Units allocated to Interest of the Transferor is 25%, the Units allocated to the Interest of the Transferee also is 25%, and the Transferor Transfers his, her or its entire Interest, then, following the Transfer, (i) the Units allocated to the Interest of the Transferee will be increased to 50%, and (ii) the Units allocated to the Interest of the Transferor will be reduced to zero.

8.2.3.2 Transfer of Less Than Entire Interest. If the Transferred Interest is less than the entire Interest of the Transferor, but is intended by the parties thereto to include Units, then, following the Transfer (i) the Units allocated to the Interest of the Transferee will be increased by a Units equal to: (x) the Units allocated to the entire Interest of the Transferor immediately before the Transfer, multiplied by (y) a fraction equal to the percentage of the entire Interest of the Transferor represented by the Transferred Interest and (ii) the Units allocated to any Interest retained by the Transferor will be reduced by an amount equal to that by which the Units allocated to the Interest of the Transferee has been increased pursuant to this subparagraph. For example: if the Units allocated to Interest of the Transferor is 25%, the Units allocated to the Interest of the Transferee also is 25%, and the Transferor Transfers one half of his or her entire Interest, then, following the Transfer, (i) the Units allocated to the Interest of the Transferee will be increased to 37.5%, and (ii) the Units allocated to the Interest of the Transferor will be reduced to 12.5%.

8.2.4   Allocation of Units In Absence of Transfer. The Units allocated to a new Interest which does not result from the Transfer of all or a portion of a previously existing Interest of another Interest Holder, will be that number of Units allocated by the Manager, which number may, but is not required to, be based upon a formula approved by the Manager in advance. Upon such allocation, the percentage of aggregate Units of the other Interest Holders will be proportionally reduced. For example: if the Members (acting in accord with Section 8.1.6) authorize the grant of a new Interest which does not result from the Transfer of all or a portion of a previously existing Interest, and the Members (acting in accord with Section 8.1.6) allocate 250 Units to the new Interest, and if there are then three other existing Interests to which are allocated 250, 250, and 500 Units, respectively, then, upon the effectuation of the grant, the percentage of aggregate Units allocated to the new Interest will be 25% and the percentage of aggregate Units allocated to the three other existing Interests will be 25%, 25% and 50% respectively.

8.2.5 Percentage of Aggregate Units Equals 100%. The percentage of aggregate Units allocated to all Interests held by an Interest Holder always will equal one hundred percent (100%).

8.2.6 Votes and Units Do Not Necessarily Correspond. The number of Votes allocated to the Membership Interest held by a Member will not necessarily correspond with the number of Units allocated to the Interest of that Member.

8.3 Community Property. An Interest Holder whose Interest is held in his, her or its name only, but which constitutes community property or otherwise is subject to community property rights or interests of any other Person, will nevertheless have the sole authority, independent of the community property rights of any other, to manage, control, dispose of or encumber, and otherwise to exercise all rights incident to the Interest, including without limitation the right to exercise any Vote allocated to the Interest. Any Person, including without limitation a Manager, another Member or the Registered Agent, will have the right to rely solely and exclusively upon any instructions or information given by an Interest Holder about the management, control, disposition or encumbrance of his, her or its Interest, and will have no obligation to inquire into the existence or exercise of any community property rights or interests of any other Person in and to that Interest.

8.4 Liability of Member or Manager. Except as otherwise provided by law, no Interest Holder or Manager will be obligated personally for any debt, obligation or liability of the Company solely by reason of being an Interest Holder or Manager. However, an Interest Holder or Manager may be liable to the Company or the other Interest Holders for any of his, her or its unauthorized acts or omissions which results in damage or loss to the Company or the other Interest Holders.

8.5 Indemnification. The Company will indemnify any Interest Holder or Manager for any judgment, settlement, penalty, fines, litigation cost or expense, or any of them, including reasonable attorney's fees, paid or incurred by him, her or it as a consequence of being named as a party in an Adjudication solely because he, she or it is or was an Interest Holder or Manager. Any such litigation cost or expense, including reasonable attorney's fees, will be paid by the Company to the Interest Holder or Manager as the same become due and payable.

8.6 Conflict of Interest. An Interest Holder or Manager does not violate a duty or obligation to the Company merely because the conduct of the Interest Holder or Manager furthers the particular interest of the Interest Holder or Manager and does not further the interest of the Company. No transaction with the Company will be voided solely because an Interest Holder or Manager has a direct or indirect interest in the transaction if the material facts of the transaction, including without limitation the interest of the Interest Holder or Manager, have been disclosed in writing to and approved by Members holding Interests to which are allocated a majority of the Votes (excluding, for purposes of this calculation, the Votes allocated to Interests held by any Member interested in the transaction) or if the transaction is fair to the Company at the time it was approved or authorized.

ARTICLE IX
MANAGER

9.1 Manager. Initially there will be one Manager of the Company. The Initial Manager of the Company will be Spencer Trotter. The number of Managers may be increased, and any successor or additional Manager will be appointed, only with the consent of Members having Membership Interests to which are allocated sixty seven percent (67%) of the Votes.

9.2 Term. The term of the Initial Manager will end upon the earlier of his, her or its death, Incapacity, dissolution, resignation or removal. The term of any Manager other than the Initial Manager will end on the earlier of (i) one year from the date of appointment, provided that his, her or its successor has accepted appointment, or (ii) his, her or its earlier death, Incapacity, dissolution, resignation or removal.

9.3 Removal. A Manager will be removed only with the consent of Members having Membership Interests to which are allocated sixty seven percent (67%) of the Votes.

9.4 Rights and Duties of the Manager. Except as to matters specifically requiring a vote of the Members, the Manager will be responsible for, and will be entitled to take and effect, all decisions and actions deemed by the Manager to be necessary or

convenient to address any matter relating the business and affairs of the Company. Without limiting the foregoing, the Manager will:

9.4.1 organize, plan, supervise and conduct the business and affairs of the Company;

9.4.2 attempt to arrange financing suitable in his, her or its sole discretion to the conduct of the business and affairs of the Company;

9.4.3 engage, supervise and terminate officers, employees and all other personnel, agents, advisors and representatives of the Company, and set and cause to be paid compensation;

9.4.4 negotiate, execute and cause to be performed agreements required or convenient to finance and carry out the business and affairs of the Company;

9.4.5 acquire and maintain all permits and authorization required or convenient to carry out the business and affairs of the Company;

9.4.6 acquire and maintain property, real and personal, tangible and intangible, necessary or convenient to carry out the business and affairs of the Company; and

9.4.7 prepare and maintain accurate records and accounts and prepare and file registrations, forms, reports, returns and other filings, however denominated, required by governmental or tax authorities, on a timely basis, and pay any sums due in connection therewith.

The Manager may act directly or through agents specifically designated from time to time by the Manager.

9.5 Limitations as to Matters Subject to Members' Vote. The Manager will not undertake, or agree to undertake, any matter specified in Section 8.1.6 unless the consent of Members having Membership Interests required by Section 8.1.6 with respect to that matter first has been obtained.

9.6   Third Party Reliance.   Anything in this Operating Agreement to the contrary notwithstanding, no Person dealing with the Company will have any obligation to inquire into the power or authority of the Manager (or any of them, if more than one) to act in the ordinary course on behalf of the Company, but any act of the Manager (or any of them, if more than one) which is taken in violation of the provisions of this Agreement will not bind the Company to any Person having knowledge of such violation.   The foregoing will not relieve any Person from the obligation to inquire into the identity, appointment and continuing status of any Manager.

9.7   Compensation.   The Manager (and each of them, if more than one) will be entitled to reasonable compensation for services provided, and reimbursement for reasonable expenses paid or incurred, in performing his, her or its duties as Manager.

9.8   Limit on Liability.   The Manager will not be personally liable to the Company or its Members for monetary damages for breach of fiduciary duty as a manager, except for liability for (i) any breach of the Manager's duty of loyalty to the Company or its Members, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, or (iii) a transaction from which the Manager derives an improper personal benefit.   In discharging his, her or its duties, a Manager will be fully protected in relying in good faith upon information, opinions, reports or statements by any person, including an Interest Holder, professional or expert, who the Manager reasonably believes has skill, knowledge and experience appropriate to the matter under consideration and who has been selected with reasonable care by the Manager.   This protection will extend to information, opinions,

reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions might properly be paid.

9.9   Meetings of and Voting by Manager.   The provisions of this Section 9.9 apply only if there are more than one Manager.   The Manager may hold meetings at such places and from time to time as they deem necessary or appropriate.   Formal notice of meetings will not be required.   The Manager may participate in meetings in person, by proxy or by telecommunications media which permit effective and simultaneous communication by and among each Person who is a Manager and who desires to participate.   Each Manager will have (and may cast with respect to each matter submitted to the Managers for a vote) one vote.   The affirmative vote, approval or consent of a majority of Persons then serving as a Manager (not merely the the Persons then serving as a Manager who participate in a meeting) will be necessary and sufficient to bind the Company or otherwise to determine any issue considered by the Manager, unless a larger vote is required by law, the Articles of Organization or this Agreement.   Notwithstanding the foregoing, if the Persons then serving as a Manager are deadlocked as to any matter, then the deadlock will be broken by written decision of Spencer Trotter, or, if he no longer is a Manager, then by vote of the Members.   A Manager may give a proxy to one or more other Persons then serving as a Manager. The proxy must be in writing and signed, and must designate (i) the specific matters to which it applies or (ii) that it applies to all matters which arise while the proxy is valid.   In either case, the proxy will be valid for a time period specified in the proxy not in excess of one (1) year following its execution: if a time period is not specified, the proxy will be valid for only thirty (30) days following its execution.   The exercise of a proxy will be valid, even if the exercise results in a deadlock.   Any deadlock created through the exercise of a proxy may be broken in the manner provided in this Section 9.9.   Any action required or permitted to be taken by vote of the Manager will be deemed to have been taken if Persons then serving as a Manager having the required number of votes consent (or, in the case of a deadlock, if the Manager with the power to break deadlocks consents) to the action in writing.   Any Interest Holder or Manager who takes any unauthorized action that purports or is deemed to bind the Company, will indemnify and hold the Company harmless for all and every loss, costs or damages paid or incurred by the Company to the extent resulting from such unauthorized action.

9.10   Power of Attorney.   Each Interest Holder hereby irrevocably constitutes and appoints the Manager (or any of them, if more than one) with full power of substitution, as his, her or its true and lawful attorney-in-fact in his, her or its name, place and stead to make, execute, sign, acknowledge, record and file, on his, her or its behalf and on behalf of the Company, Articles of Organization and any other certificates or instruments which may be permitted or required to be filed by the Company under the laws of the State and any other jurisdiction whose laws may be applicable; and any and all amendments of such instruments, provided such amendments are required by law to be filed and are consistent with this Agreement. The foregoing grant of authority:

(a) is a special power of attorney coupled with an interest, is irrevocable and will survive the death or incapacity of the Interest Holder granting the power;

(b) may be exercised by the Manager on behalf of each Interest Holder by a facsimile signature or by listing all of the Interest Holders executing any instrument with a single signature as attorney-in-fact for all of them; and

(c) will survive any assignment by an Interest Holder of the whole or any portion of his, her or its Interest.

9.11 Advisory Board. The Manager may appoint an Advisory Board to consult with respect to business and affairs of the Company. The Advisory Board will consist of Members or other Persons, whose number and identities will be determined from time to time by the Manager in his, her or its sole discretion. Each Member or other Person will serve on the Advisory Board at the discretion of, and may be removed at any time by, the Manager in his, her, its, or their sole discretion. The Advisory Board will meet formally or informally, at such time or times, upon such notice and for the purpose of considering such issues, as may be determined from time to time by the Manager.

ARTICLE X
CONTRIBUTIONS AND CAPITAL ACCOUNTS

10.1 Capital Contributions.

10.1.1 Initial Contribution and Capital Accounts. The Initial Member has made an initial Capital Contribution whose nature and value, at the time it was made, is specified in Schedule 10.1, attached. The initial Capital Account balance of the Initial Member will be equal to the specified value of the initial Capital Contribution.

10.1.2 Capital Accounts on Transfer. The Capital Account balance of an Interest Holder (the "Transferee") to whom is Transferred all of the Interest (the "Transferred Interest") of another Interest Holder (the "Transferor") will be increased as follows, provided the Transfer is not subject to, or is effected pursuant to and in accord with, the requirements of Article XIII. If the Transferred Interest is the entire Interest of the Transferor, then, following the Transfer, the Capital Account balance of the Transferee will be increased by an amount equal to the Capital Account balance of Transferor immediately before the Transfer. If the Transferred Interest is less than the entire Interest of the Transferor, then, following the Transfer, the Capital Account balance of the Transferee will be increased by an amount equal to: (i) the entire Capital Account balance of the Transferor immediately before the Transfer (ii) multiplied by a fraction equal to the percentage of the entire Interest of the Transferor represented by the Transferred Interest. The Capital Account balance of the Transferor will be reduced by an amount equal to that by which the Capital Account balance of the Transferee has been increased pursuant to this subparagraph. In addition, at the option of the Manager, adjustments in the Capital Account balances will be made in conformity with §754 of the Code and related Tax Regulations.

10.1.3 Capital Accounts in Absence of Transfer. An Interest Holder who receives a new Interest that does not result from the Transfer to the Interest Holder of all or a portion of a previously existing Interest of another Interest Holder will make, with respect to that new Interest, a Capital Contribution of the nature and value determined, authorized and accepted by the Manager. When that Capital Contribution has been made, the Capital Account balance of the Interest Holder will be equal to (or if the Interest Holder already has a Capital Account, increased by) the value of that Capital Contribution.

10.2 Additional Capital Contributions. By vote of Members having Membership Interests to which are allocated sixty seven percent (67%) of the Votes, Members may be required to make additional Capital Contributions to the Company to fund the operational or other needs of the Company. The aggregate additional Capital

Contribution required at any one time will be allocated among and charged to the Members pro rata according to the number of Votes allocated to their respective Interests. Unless otherwise agreed by the Manager, additional Capital Contributions will be made in cash.

10.3   Enforcement of Obligations. If a Member fails for any reason to make a Capital Contribution required of him, her or it pursuant to this Agreement or otherwise, and does not cure such failure within seven (7) days after notice of such failure is given to that Member, then, commencing on the next day (the "Delinquency Date") and continuing until he, she or it cures such failure, the other Members who are willing to do so may make a contribution in such amounts as they may agree between themselves, to cover the amount by which the Delinquent Member's contribution falls short of his, her or its full obligation.

For the first thirty (30) days following the Delinquency Date, any contributions made by Contributing Member(s) will be deemed a loan to or for the benefit of the Delinquent Member and will bear interest at the Default Interest Rate. If the Delinquent Member repays all contributions, together with interest accrued thereon, to the Contributing Member(s) on or before the thirtieth (30th) day following the Delinquency Date, then the contributions made by Contributing Member(s) will be credited to the Capital Account of the Delinquent Member to the same extent as if made by the Delinquent Member, and the Contributing Member(s) will have no further rights under this Section as a result of their advances.

If, by the thirtieth (30th) day following the Delinquency Date, the Delinquent Member fails to repay all contributions made by the Contributing Member(s) and the full

amount of interest accrued and unpaid thereon, then each he Contributing Member may elect as to the contributions made by him, her or it, effective as of the thirtieth (30th) day, any one of the following alternatives, by providing written notice to the Delinquent Member and to the Manager:

(a)   To continue to treat the contributions made as a loan to or for the benefit of the Delinquent Member under this Section 10.3, in which case no credit will be made to the Capital Account of any Member unless and until the Delinquent Member has paid the Contributing Member the full amount of the contributions made, plus interest at the Default Interest Rate accrued and unpaid thereon to the date of payment, at which time the contributions made, but not the interest, will be credited to the Capital Account of the Delinquent Member to the same extent as if timely made by the Delinquent Member;

(b)   To convert the contributions made by the Contributing Member to a Capital Contribution to be credited to the Delinquent Member's Capital Account to the same extent as if timely made by the Delinquent Member Interest Holder, in which case the Contributing Member making an election under this paragraph (b) will thereafter receive, as a result of his, her, or its contribution(s), from subsequent distributions which otherwise would be made to the Delinquent Member, an aggregate amount equal to the greater of (i) the full amount of the contribution(s) made by him, her, or it, plus interest at the Default Interest Rate accrued and unpaid thereon to the date of distribution, and (ii) twice the amount of the contribution(s) made by him, her, or it, before any distributions will be made to the Delinquent Member; or

(c)   To convert the contributions made by the Contributing Member to a Capital Contribution, to be credited to the Contributing Member's Capital Account in an amount equal to that which would have been credited to the Delinquent Member's capital account if the contributions had been timely made by the Delinquent Member, in which case (i) the respective Votes of the Delinquent Member and the Contributing Member Member will be adjusted essentially as provided in Section 8.1.4.2, provided that for these purposes the Delinquent Member will be treated as the Transferor Member, the Contributing Member will be treated as the Assignee, the value of the contribution of the Contributing Member will be treated as the Interest intended to be transferred, and the sum of the Capital Account Balance of the Delinquent Member plus the value of the contribution of the Contributing Member will be treated as entire Membership Interest of the Transferor, and (ii) the respective Unitss of the Delinquent Member and the Contributing Member will be adjusted essentially as provided in Section 8.2.3.2, with the understanding that for these purposes the Delinquent Member will be treated as the Transferor, the Contributing Member will be treated as the

Transferee, the value of the contribution of the Contributing Member will be treated as the Transferred Interest, and the sum of the Capital Account Balance of the Delinquent Member plus the value of the contribution of the Contributing Member will be treated as entire Interest of the Transferor.

If any Contributing Member fails to elect one of the alternatives set forth above within ten (10) days following the thirtieth (30th) date following the Delinquency Date, then that Contributing Member will be deemed to have elected the alternative set forth in subsection (c).

10.4   Loans.   If the Manager determines that it is necessary to fund the operational or other needs of the Company through loans, the Manager himself, herself or itself, may advance monies to the Company to the extent required to fund such needs, and may permit one or more of the Interest Holders to advance monies to the Company to the extent required to fund such needs.   To the extent practicable, the Manager will provide notice to all Interest Holders of the Manager's determination to fund such needs through loans and will afford all Interest Holders an equal opportunity to advance such monies.   The aggregate of advances made by the Manager or Interest Holders will become an obligation of the Company and will be repaid together with interest to the Manager and Interest Holders advancing such amounts, *pari passu*.   Any advance under this Section 10.4 will be deemed a loan to the Company and will not be deemed or convertible into a Capital Contribution.

If and to the extent the Interest Holders decline to make loans to the Company under the preceding paragraph or the aggregate amount of such loans which are made are less than the full amount required, the Manager will have the option to cause the Company to borrow from any Person, including without limitation the Manager or an affiliate of the Manager, all or any portion of the required funds

Any loan made by a Manager or Interest Holder pursuant to this Section 10.4 will be made upon such terms as the Manager deems reasonable, except that such loans will bear interest at a fluctuating interest rate that does not exceed the Default Interest Rate, as the same may vary from time to time, by more than one percent (1.0%) per annum.

10.5   Maintenance of Capital Accounts.   The Company will establish and maintain Capital Accounts for each Interest Holder.   Each Interest Holder's Capital Account will be increased by (1) the amount of any cash or money actually contributed by the Interest Holder (or, to the extent provided in Section 10.3, on behalf of a Delinquent Member by a Contributing Member) to the capital of the Company, (2) the fair market or other agreed value of any Property or Services contributed to the capital of the Company by the Interest Holder, such value to be determined by the Company and the contributing Interest Holder (net of liabilities assumed by the Company or subject to which the Company takes such Property) and (3) the Interest Holder's share of net profits and of any separately allocated items of income or gain.   Each Interest Holder's Capital Account will be decreased by (1) the amount of any cash or money distributed to the Interest Holder of the Company, (2) any adjustment necessitated pursuant to a Delinquent Member's failure to make a Capital Contribution required of him, her, or it, (3) the fair market or agreed value of any Property distributed to the Interest Holder by the Company, such value to be determined by the Company and the Interest Holder receiving the distribution (net of liabilities of the Company assumed by the Interest Holder or subject to which the Interest Holder takes such property), and (4) the Interest Holder's share of net losses and of any separately allocated items of deduction or loss.   In addition, at the option of the Manager, adjustments in the Capital Account balances will be made in conformity with §754 of the Code and related Tax Regulations.

10.6   Effect of Distributions.   If the Company at any time distributes any of its assets in-kind to any Interest Holder, the Capital Account of such Interest Holder will be adjusted to account for that Interest Holder's allocable share (as determined under Article XI below) of the net profits or net losses that would have been realized by the Company had it sold the assets that were distributed at their respective fair market values immediately prior to their distribution.

10.7   Compliance with Section 704(b) of the Code.   The provisions of this Article X relating to the maintenance of Capital Accounts are intended and will be construed and, if necessary, modified to cause allocations of income, gain, loss, deduction and credit to have a substantial economic effect under Regulations promulgated by the Internal Revenue Service under §704(b) of the Code, in light of the distributions made pursuant to Articles XI and XVI and the Capital Contributions made pursuant to this Article X.

ARTICLE XI
ALLOCATIONS AND DISTRIBUTIONS

11.1   Allocations of Tax Items. Except as and to the extent required by the Code, including without limitation by §704(b) or (c) thereof, for tax purposes, net profit and other items of income, gain and credit, and net loss and other items of loss and deduction, will be apportioned among the Interest Holders in accordance with their respective Units.

11.2   Distributions - General. In the sole discretion of the Manager, from time to time the Company may make distributions to the Interest Holders; provided, such distributions shall be subject to §53-19-26 NMSA 1978 Comp.; further provided that the Company's cash on hand exceeds current and anticipated needs (including without limitation, needs for operating expenses, debt service, reserves and distributions for taxes pursuant to Section 11.3); and further provided that the distributions are not made in connection with a liquidation. Until such time as the aggregate Capital Contributions of each Interest Holder has been returned, cash distributions made pursuant to this Section 11.2 will be made to the Interest Holder in proportion to his, her or its respective unreturned Capital Contributions. After the aggregate Capital Contributions of each Interest Holder has been returned, cash distributions made pursuant to this Section 11.2 will be allocated among the Interest Holders according to his, her or its respective Units.

11.3   Distributions for Taxes. To the extent legally permitted to do so, if not already paid, the Company will make cash distributions to the Interest Holders to offset all or a portion of the federal and state income tax liabilities attributable to his, her or its respective share of the Company's tax attributes (including, without limitation gains, income, credit, loss and deduction) as finally allocated for tax purposes . Such tax liabilities will be computed on the basis of the highest applicable federal and state tax rates for the tax year in question.

11.4   Priority of Distributions. The cash distributions referred to in Section 11.3 will take precedence over payment of any other distributions to Interest Holders required or permitted under this Agreement.

ARTICLE XII
TAX ELECTIONS; TAX MATTERS MEMBER; METHOD OF ACCOUNTING

12.1   Partnership for Tax Purposes.   The Company and, to the extent permitted by applicable law, its Interest Holders will be taxable as a partnership and as partners under federal tax law and, to the extent possible, under the tax laws of each state and other taxing jurisdictions.

12.2   Elections. Except as otherwise provided in this Agreement, the Manager may make any tax elections for the Company allowed under the Code, including without limitation the election permitted under §754 of the Code, or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company or its assets or operations.

12.3   Tax Matters Member. The Manager may designate himself, herself, itself or a Member to act as the Tax Matters Member. A Manager or Member designated as Tax Matters Member will take such action as may be necessary to cause each Interest Holder to become a notice Member or other Interest Holder within the meaning of §6223 of the Code.

12.4   Accrual Method of Accounting. The records of the Company will be maintained on an accrual method of accounting, or as otherwise determined by the Manager.

12.5   Fiscal Year. The Company's fiscal year for financial and tax purposes will end on December 31, or at such other date as may be determined from time to time by the Manager.

ARTICLE XIII
RESTRICTIONS ON TRANSFERS

13.1   No Transfer Without Legal Compliance and Consents. Anything in this Agreement to the contrary notwithstanding, no Interest shall be Transferred to any Person unless (a) all requirements, if any, applicable under the circumstances, have been, or immediately upon effectuation of the Transfer will have been, fully satisfied (i) for the Transfer to be effected and that Person to obtain and hold an Interest in the Company and (ii) for the Company to continue to engage without new or additional restraint in its principal and all other actual and actively contemplated business activities; and (b) all consents or approvals, if any, required to prevent the Company from being, by virtue of the Transfer, in breach or default of any obligation or agreement binding upon it, have been received, provided the requirement of this clause (b) may be waived by the Manager.

13.2   Transfers Not Effective as to Vote or Membership. A Transfer made pursuant to and in accord with Article XIII does not, of itself, necessarily result in the allocation to the transferee of Votes or the admission of the transferee to membership in the Company.

ARTICLE XIV
DISSOCIATION OF A MEMBER

14.1   Dissociation. A Member will cease to be a Member of the Company upon the occurrence of any applicable event of dissociation specified in the Act.

14.2   Rights of Dissociating Member.

14.2.1   No Right to Vote or Participate in Management. Upon the dissociation of a Member, the dissociated Member will no longer be entitled to vote, participate in management or control of the Company or demand information regarding the Company, except to the extent specifically permitted by the Act or as necessary to establish the accuracy of any distribution or payment required by the Act or this Agreement to be, or actually, made by the Company to the dissociated Member. So long as the Membership Interest of the dissociated Member has not been Transferred, the Votes allocated to that Membership Interest will not be included in any respect in calculations made for the purpose of determining the sufficiency of Votes cast by Members. Immediately upon dissociation of a Member who is a Manager, that Member will cease to be a Manager.

14.2.2   Dissolution and Winding Up. If the dissociation of a Member results in a dissolution and winding up of the affairs of the Company, the dissociated Member or his, her or its successor-in-interest will be entitled to participate in the winding up of the Company, and to be paid all amounts to which such Member is entitled under the Act. Except as and to the extent otherwise explicitly provided herein, if the dissociation of a Member does not result in a dissolution and winding up of the affairs of the Company, the dissociated Member will not be entitled to receive the value of his, her or its Membership Interest.

14.3   No Right to Withdraw. Notwithstanding the perpetual duration of the Company, or the accomplishment of any particular undertaking, no Member or other Interest Holder shall have the right to withdraw, by election or other method.

ARTICLE XV
NON-MEMBER INTEREST HOLDERS

15.1   Admission. A Person shall be entitled to become an Interest Holder other than a Member; provided, that at the time of becoming such an Interest Holder he, she, or it: (a) has the consent of the Companys Manager; and (b) is not disqualified from being an Interest Holder.

15.2   Rights. Except to the extent arising by virtue of his, her, or its status as a Member, an Interest Holder will have no right to vote on matters submitted for vote of the Members, to participate in the management of the business or affairs of the Company, or to demand the information otherwise required to be provided to Members other than information required by Section 6.2.2. An Interest Holder will be entitled to receive distributions and returns of capital, and to be allocated those items of income, gain, loss, deduction and credit to the extent attributable to the portion of the Company Interest which he, she, or it holds; provided that such distribution, return, and allocation, or any of them, is required by the Act, the Internal Revenue Code, the Operating Agreement, or the written consent of the Manager. An Interest Holder holding a Company Interest shall not, on that account, be a Member. No Person shall be entitled to be a Member or other Interest Holder, unless (a) all requirements, if any, applicable under the circumstances have been fully satisfied (i) for that Person to obtain and hold an Interest in the Company and (ii) for the Company to continue to engage without new or additional restraint in its principal and all other actual and actively contemplated business activities; and (b) all consents or approvals required to prevent the Company from being in breach or default of any agreement binding upon it by virtue of the Person becoming a Member or other Interest Holder have been received, provided the requirement of clause (b) may be waived by consent of Members having Membership Interests to which are allocated sixty seven percent (67%) of the Votes.

ARTICLE XVI
DISSOLUTION AND WINDING UP

16.1   Dissolution. The Company will be dissolved and its affairs wound up, upon the first to occur of the following events:

16.1.1 the written consent of the Manager;

16.1.2 the sale of all or substantially all assets of the Company, except upon the written consent of Members having Membership Interests to which are allocated one hundred percent (100%) of the Votes to continue the business of the Company given within one hundred twenty (120) days of the sale;

16.1.3   the written consent of Members having Membership Interests to which are allocated sixty seven percent (67%) of the Votes;

16.1.4   the entry of a decree of judicial dissolution pursuant to Section 40 of the Act, or any successor provision, whenever it is not reasonably practicable for the Company to carry on business in conformity with its Articles of Organization or this Agreement.

16.2   Effect of Dissolution. Upon dissolution, the Company will cease to carry on its business and affairs, except insofar as necessary for winding up its business and affairs, but its legal existence will continue until all its business and affairs are wound up.

16.3   Winding Up. The Manager, or such other Person as may be selected in accordance with the Act, will wind up the business and affairs of the Company.

16.4   Distribution of Assets. The Person winding up the business and affairs of the Company will file Articles of Dissolution as required under the Act and will apply and distribute the assets of the Company in accordance with the Act, provided that, following the satisfaction of all obligations to the Company's creditors (including without limitation, Interest Holders having the status of creditors of the Company under the Act, or otherwise) distributions will be made to the Interest Holders in proportion to their respective unreturned Capital Contributions until such time as each Interest Holder's Capital Contribution has been returned. Thereafter, distributions will be allocated among the Interest Holders according to their respective Unitss.

ARTICLE XVII
AMENDMENT

17.1 Articles of Organization. The Articles of Organization may be amended or modified from time to time only by a written instrument adopted with the consent of Members having Membership Interests to which are allocated no less than sixty seven percent (67%) of the Votes.

17.2 Operating Agreement. This Agreement may be amended or modified from time to time only by a written instrument signed by (a) Members having Membership Interests to which are allocated no less than ninety percent (90%) of the Votes, and (b) no less than ninety percent (90%) of the number of non-Member Interest Holders.

ARTICLE XVIII
MISCELLANEOUS PROVISIONS

18.1 Entire Agreement. This Agreement represents the entire agreement among the Interest Holders and between the Interest Holders and the Company.

18.2 No Partnership Intended for Non-Tax Purposes. The Company has been formed under the Act, and the Interest Holders do not intend by this Agreement to form a partnership under the New Mexico Uniform Partnership Act, the New Mexico Uniform Limited Partnership Act, or any other statutory or common law. The Interest Holders do not intend to be partners themselves, or liable as partners to any third party. Notwithstanding anything in this Agreement to the contrary, to the extent any Interest

Holder, by word or action, represents to another person that any Interest Holder is a partner or that the Company is a partnership, the Interest Holder making such wrongful representation will indemnify and hold harmless any other Interest Holder who suffers or incurs loss, damage, or other liability by reason of such representation.

18.3 Rights of Creditors and Third Parties. This Agreement is entered into among the Interest Holders for the exclusive benefit of the Company, the Interest Holders, and their successors and assignees. The Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person.

18.4 Acknowledgements, Representations and Warranties Regarding Securities. In executing this Agreement, or in being deemed to have executed this Agreement, each Interest Holder acknowledges and understands, or is deemed to have acknowledged and understood, that no Interest has been registered under the Securities Act of 1933, the New Mexico Securities Act, or any other state securities laws or any rules or regulations adopted under any of the foregoing (collectively, the "Securities Laws"). The Company has issued Interests in reliance upon applicable exemptions from the registration requirements of the Securities Laws, including, but not limited to, exemptions which provide for issuance of securities in transactions not involving a public offering. To assure the availability of such exemptions, each Interest Holder represents and warrants to, and covenants with, the other Interest Holders and the Company as follows:

> He, she or it is acquiring an Interest for investment only. He, she or it, either alone or with a purchaser representative, is able to evaluate the risks involved in any investment in an Interest, and has sufficient knowledge and experience in financial and business matters in general, and investments in particular, to be fully capable of evaluating the merits and risks of an investment in an Interest. He, she or it has been furnished, has read, and understand all information that he, she or it requires, and desires, to understand the assets, liabilities, purposes, business, finances, and operations of the Company. He, she or it has had an opportunity to ask all questions which he, she or it has had regarding the assets,

liabilities, purposes, business, finances, structure and operations of the Company and the Interests. He, she or it has no questions concerning the assets, liabilities, purposes, business, finances, and operations of the Company or the Interests which have not been answered and has obtained all the information concerning these matters which he, she or it desires. His, her or its financial condition is such that he, she or it has adequate means of providing for his, her or its current and possible contingencies and he, she or it is under no present or contemplated need to liquidate any portion of an Interest to satisfy any existing or contemplated undertaking, need or indebtedness. He, she or it is able to bear the economic risk of any investment in the Company and an Interest, including the possible complete loss of the investment and possible inability to sell or transfer an Interest for an indefinite period of time.

NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO COMPANY, MEMBERSHIP OR OTHER INTEREST IN THE COMPANY HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. NO INTEREST IN THE COMPANY MAY BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THAT INTEREST UNDER SAID ACT OR LAWS OR AN OPINION SATISFACTORY TO THE COMPANY, WHICH OPINION IS AUTHORED BY COUNSEL ALSO SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED.

18.5   Notices. All notices required or permitted to be given hereunder will be in writing, and addressed to the recipient at his, her or its or her address specified in Schedule 7.1, or at such alternative address as may be designated by the Interest Holder to the Manager by notice given pursuant to this Section 18.5. All notices will be delivered by hand or by FedEx, U.P.S., or other national courier service that provides daily delivery service to the recipient's address and maintains record of delivery. The notice will be deemed given and received upon the earlier of the date actually received or on the date indicated by the records of the national courier service as being the date when actual physical delivery of the notice was first attempted at the recipient's address on a business day in the jurisdiction of attempted delivery.

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement on the date set forth adjacent to his, her or its name, and states that this is the Operating Agreement of SST-Technologies LLC.



Spencer Trotter

Date: April 18, 2018

Schedule 7.1

INITIAL MEMBER(S) AND ADDRESS(ES)

Name	Address
Spencer Trotter	1021 Edith Blvd. NE Albuquerque, NM 87102

Schedule 8.1.2

INITIAL ALLOCATION OF VOTES

Member	Number of Votes
Spencer Trotter	100,000.00

Schedule 8.2.2

INITIAL ALLOCATION OF UNITS

Interest Holder	Type of Interest	Units
Spencer Trotter	Member	1,000,000

Schedule 10.1

INITIAL CAPITAL CONTRIBUTIONS

Member	Nature	Value
Spencer Trotter	Cash, Services and Personal Property (including Intellectual Property)	$1,000,000.00

SST-Technologies LLC

Operating Agreement
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